

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Jon R. Levine
Chief Financial Officer
MariMed Inc.
10 Oceana Way
Norwood, MA 02062

> **Re: MariMed Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed April 16, 2019**
>   **File No. 000-54433**

Dear Mr. Levine:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology